Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD REPLENISHES RESOURCES IN RECORD PRODUCTION YEAR

London, Thursday 31 March 2016 ̶ Randgold Resources’ annual resource and reserve declaration, published today as part of its annual report for 2015, shows attributable measured and indicated resources steady at 21.1 million ounces while inferred resources are marginally up to 6.7 million ounces. Total attributable reserves of 14.6 million ounces reflect a 3.5% reduction after mining depletion, with no change in the grade, in a year that delivered record production of 1.2 million ounces.

Loulo’s total mineral resources increased by 5%, net of depletion. This was driven by a significant increase of plus 600 000 ounces in the Gara underground inferred resources from the positive results of the Gara South drilling. Further drilling and design work are expected to convert a large portion of these resources to reserves in 2016. A drilling programme to define high grade resources is underway at Yalea as well. Total ore reserves after depletion decreased by 4% to 4.7 million ounces at 4.6g/t. At neighbouring Gounkoto, total ore reserves remained above 3 million ounces with an 8% increase in grade on the back of an updated underground feasibility study which increased the underground reserve to 1.1 million ounces at 7.2g/t. A lower cost profile and higher grade resource model have highlighted the potential for a superpit mining option, which together with an underground mine is now the subject of a trade-off study planned for completion in 2016.

At Kibali in the Democratic Republic of Congo, total reserves decreased to 10.6 million ounces at 4.1g/t from 11.0 million ounces at 4.1g/t, with mining depletion being partly offset by gains from underground and the Pakaka and Gorumbwa satellite deposit. Resources were down after depletion by 5% as a result of mining and the ongoing assessment of the substantial resource base acquired from Moto.

In Côte d’Ivoire, Tongon’s resources and reserves decreased marginally with partial replacement from ongoing advanced grade control drilling within the pit. Drilling continues to highlight the potential for further gains within and immediately below the current Southern Zone pit design and nearby satellite deposits which will be further tested in 2016.

Group general manager evaluation Rod Quick said Randgold’s reserve and resource management was based on the calculation of its Life of Mine reserves at a gold price of $1 000/oz, coupled with a strong emphasis on the optimal exploitation of the various orebodies by each of the operations.

Chief executive Mark Bristow said the fact that the group’s reserve grade remained intact demonstrated that Randgold had not been forced into high-grading by the challenging market conditions.

“We’ve been able to steer a steady course through some choppy waters because our long term strategy takes the cyclical nature of the gold mining industry fully into account. By ensuring that our operations are focused on real returns and breakeven cash flows, we have secured a profitable consolidated business plan for at least 10 years at an annual production in excess of one million ounces, based on our existing reserves. In the meantime, our exploration teams are hard at work replenishing those reserves as well as hunting for our next big discovery,” he said.

RESOURCE AND RESERVE DECLARATION at 31 December 2015 (abridged)

MINE/PROJECT	Category	Tonnes		Grade		Gold		Attributable Gold
		2015	2014	2015	2014	2015	2014	2015	2014
		Mt	Mt	g/t	g/t	Moz	Moz	Moz	Moz
MINERAL RESOURCES
Kibali								45%	45%
	Measured	10	8.1	2.2	1.9	0.7	0.5	0.3	0.2
	Indicated	124	130	3.8	3.8	15	16	6.8	7.2
Sub total	Measured and indicated	134	139	3.7	3.7	16	16	7.2	7.4
	Inferred	47	53	2.5	2.6	3.9	4.4	1.7	2.0
Loulo								80%	80%
	Measured	18	15	4.5	3.8	2.6	1.9	2.1	1.5
	Indicated	33	36	4.3	4.5	4.5	5.2	3.6	4.2
Sub total	Measured and indicated	51	52	4.4	4.3	7.1	7.1	5.7	5.7
	Inferred	20	20	3.9	3.2	2.5	2.1	2.0	1.7
Gounkoto								80%	80%
	Measured	5.0	5.5	2.9	3.6	0.5	0.6	0.4	0.5
	Indicated	25	22	4.7	4.4	3.7	3.2	3.0	2.5
Sub total	Measured and indicated	30	28	4.4	4.3	4.2	3.8	3.3	3.0
	Inferred	5.3	7.5	3.1	3.2	0.5	0.8	0.4	0.6
Morila								40%	40%
	Measured	-	0.02	-	4.0	-	0.003	-	0.001
	Indicated	23	14	0.5	0.6	0.4	0.3	0.2	0.1
Sub total	Measured and indicated	23	14	0.5	0.6	0.4	0.3	0.2	0.1
	Inferred	1.8	11	0.6	0.6	0.03	0.2	0.01	0.1
Tongon								89%	89%
	Measured	8.8	6.8	2.7	2.3	0.8	0.5	0.7	0.5
	Indicated	22	27	2.6	2.6	1.8	2.2	1.6	2.0
Sub total	Measured and indicated	30	34	2.6	2.5	2.6	2.7	2.3	2.4
	Inferred	12	12	2.8	2.7	1.1	1.0	1.0	0.9
Massawa								83%	83%
	Measured	0.2	0.2	5.1	5.1	0.03	0.03	0.03	0.03
	Indicated	35	35	2.6	2.6	2.9	2.9	2.4	2.4
Sub total	Measured and indicated	35	35	2.6	2.6	3.0	3.0	2.5	2.5
	Inferred	23	24	2.5	2.1	1.8	1.7	1.5	1.4
TOTAL RESOURCES	Measured and Indicated	304	301	3.4	3.4	33	33	21	21
	Inferred	110	128	2.8	2.5	10	10	6.7	6.6
ORE RESERVES
Kibali								45%	45%
	Proved	4.0	5.4	1.8	1.8	0.2	0.3	0.1	0.1
	Probable	76	78	4.3	4.3	10	11	4.7	4.8
Sub total	Proved and probable	80	83	4.1	4.1	11	11	4.8	4.9
Loulo								80%	80%
	Proved	8.6	2.2	4.5	1.8	1.2	0.1	1.0	0.1
	Probable	23	31	4.7	4.8	3.4	4.7	2.7	3.8
Sub total	Proved and probable	32	33	4.6	4.6	4.7	4.9	3.7	3.9
Gounkoto								80%	80%
	Proved	4.1	4.4	3.1	3.8	0.4	0.5	0.3	0.4
	Probable	16	18	5.2	4.6	2.7	2.6	2.2	2.1
Sub total	Proved and probable	20	22	4.8	4.4	3.1	3.2	2.5	2.5
Morila								40%	40%
	Proved	-	0.02	-	4.0	-	0.003	-	0.001
	Probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1
Sub total	Proved and probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1
Tongon								89%	89%
	Proved	8.2	7.1	2.3	2.2	0.6	0.5	0.5	0.4
	Probable	18	23	2.4	2.4	1.4	1.7	1.3	1.5
Sub total	Proved and probable	26	30	2.4	2.3	2.0	2.2	1.8	2.0
Massawa								83%	83%
	Proved
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Sub total	Proved and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
TOTAL ORE RESERVES	Proved and probable	194	201	3.6	3.6	23	24	15	15

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 7797 711 338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

Randgold reports its mineral resources and mineral reserves in accordance with the JORC 2012 code and as such are reported to the second significant digit. These are equivalent to National Instrument 43-101 and the reporting of ore reserves is also in accordance with SEC Industry Guide 7. Open pit mineral resources consist of insitu mineral resources at a weighted average cut-off grade of 0.58g/t falling within a $1 500/oz optimised pit shell. Underground mineral resources are those mineral resources falling below the open pit resources reported at a weighted average cut-off of 1.66g/t. Open pit and underground ore reserves are economic at a gold price of $1 000/oz. Open pit reserves are calculated at a weighted average cut-off grade of 1.05g/t. Our underground reserves are calculated at a weighted average cut-off grade of 2.51g/t. Our TSF reserves at Morila are calculated at a 0.49g/t cut-off. Dilution and ore loss are incorporated into the calculation of reserves. Mineral resources are inclusive of ore reserves.

COMPETENT PERSONS:

Yalea and Gara mineral resources were calculated by Mr Simon Bottoms, an officer of the company and Competent Person. Loulo 3, Baboto and Gara West mineral resources from Loulo were calculated by Mr Mamadou Ly, an officer of the company and Competent Person, under the supervision of Mr Simon Bottoms, an officer of the company and Competent Person. Gounkoto deposit mineral resources were calculated by Mr Sekou Diallo, an officer of the company, under the supervision of Mr Simon Bottoms, an officer of the company and Competent Person. Faraba mineral resources from Gounkoto were calculated by Mr Mamadou Ly, an officer of the company, under the supervision of Mr Simon Bottoms, an officer of the company and Competent Person. Tongon mineral resources were calculated by Mr Simon Bottoms, an officer of the company and Competent Person. Kibali mineral resources were calculated by Mr Ernest Doh, an officer of the company and Competent Person. Morila resources were calculated by Mr Jonathan Kleynhans, an officer of the company and Competent Person. Mr Rodney Quick reviewed all mineral resources as lead Competent Person. Mr Jonathan Kleynhans and Mr Rodney Quick are both Professional Natural Scientists and members of SACNASP. Mr Simon Bottoms is a Chartered Geologist of the Geological Society of London and Mr Ernest Doh is a qualified geologist and member of AusIMM. All have sufficient experience in the style of mineralisation and types of deposits under consideration and activity which they are undertaking as Competent Persons as defined in the 2012 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

The Loulo, Tongon, Morila, Massawa and Gounkoto open pit ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and Competent Person and member of SAIMM. Kibali open pit ore reserves were calculated by Mr Nicholas Coomson, an officer of the company and Competent Person and member of AusIMM. Loulo underground reserves were calculated by Mr Andrew Fox, an external consultant and Competent Person and member of AusIMM. The Kibali and Gounkoto underground ore reserves were calculated by Mr Tim Peters, an external consultant and a member of AusIMM. All Competent Persons have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as Competent Persons as defined in the 2012 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

ANNUAL REPORT:

Randgold has posted its annual report for the year ended 31 December 2015 to shareholders and its Form-20F for the same period is expected to be filed with the United States Securities and Exchange Commission (‘SEC’) by 31 March 2016. Once published, both reports will be available on the company’s website at www.randgoldresources.com for viewing and/or downloading. Shareholders can download a copy of the proxy form along with the scrip dividend mandate letter from our website and those wishing to appoint a proxy via the CREST system should do so via the issuer’s agent (ID number 3RA50). Details regarding the submission of proxies can be obtained from the notice of annual general meeting section, also on the website at www.randgoldresources.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the SEC). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proved and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proved and probable reserves' for the purposes of the SEC's Industry Guide number 7.